UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Azenta, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

114340102

(CUSIP Number)

Quentin Koffey

Politan Capital Management LP

106 West 56th Street, 10th Floor

New York, New York 10019

646-690-2830

With a copy to:

Richard M. Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Politan Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,611,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,611,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,611,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 48,915,621 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 6, 2024.

1	NAME OF REPORTING PERSON Politan Capital Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,611,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,611,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,611,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 48,915,621 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

1	NAME OF REPORTING PERSON Politan Capital Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,611,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,611,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,611,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON IA

* All percentage calculations set forth herein are based upon the aggregate of 48,915,621 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

1	NAME OF REPORTING PERSON Quentin Koffey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,611,752
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,611,752
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,611,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%*
14	TYPE OF REPORTING PERSON IN

* All percentage calculations set forth herein are based upon the aggregate of 48,915,621 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on September 14, 2023 (the “Initial 13D”, and as amended and supplemented through the date of this Amendment No. 3, the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Azenta, Inc., a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented with the following information:

“As of November 4, 2024, each of the Reporting Persons beneficially owns an aggregate of 4,611,752 shares of Common Stock. These shares represent approximately 9.4% of the outstanding shares of Common Stock.”

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented with the following information:

“The net investment costs (including commissions, if any) of the Common Stock referenced in Item 5 directly owned by Politan Master Fund is approximately $211,167,809. The source of funding for such transactions was derived from the capital of the Politan Funds.”

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

“On November 1, 2024, Politan, Politan Management, Politan Capital NY LLC and Politan GP (the “Politan Parties”) entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer, whereby the Issuer agreed to, among other things: (a) increase the size of the Board by three (3) directors and appoint Quentin Koffey to the Board, effective November 1, 2024, with an initial term expiring at the Issuer’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”); (b) establish a new Value Creation Committee of the Board (the “Committee”); (c) appoint Mr. Koffey, William Cornog, Alan Malus, Martin Madaus and John Marotta to the Committee (collectively, the “Initial Value Creation Committee Members”), with Mr. Cornog appointed as the Chair of the Committee and Frank Casal appointed as a non-voting observer of the Committee (collectively with the Initial Value Creation Committee Members, the “Value Creation Committee Participants”); (d) appoint Mr. Koffey to the Human Resources and Compensation Committee of the Board; (e) nominate the Value Creation Committee Participants for election to the Board at the 2025 Annual Meeting; and (f) two directors serving on the Board immediately prior to the execution of the Cooperation Agreement not standing for re-election to the Board at the 2025 Annual Meeting.

Further, pursuant to the Cooperation Agreement, the Politan Parties are subject to certain customary voting commitments, standstill, confidentiality and mutual non-disparagement provisions (subject to certain customary carveouts) that generally remain in place until the earlier of (x) the date that is 30 days prior to the notice deadline under the Bylaws for the nomination of director candidates for election to the Board at the Issuer’s 2026 Annual Meeting of Stockholders and (y) October 23, 2025.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, a copy of which attached hereto as Exhibit 99.4 and is incorporated herein by reference.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) and Item 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

“(a), (b) Each of the Reporting Persons beneficially owns an aggregate of 4,611,752 shares of Common Stock (the “Subject Shares”). The Subject Shares represent approximately 9.4% of the outstanding shares of Common Stock, based on 48,915,621 shares of Common Stock outstanding as of August 1, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 6, 2024.

Politan, as the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan Management, as the general partner of Politan, which is in turn the investment advisor to the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Politan GP, as the general partner of the Politan Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares. Mr. Koffey, as the Managing Partner and Chief Investment Officer of Politan, and as the Managing Member of Politan Management and Politan GP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares.”

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The information set forth in Item 4 with respect to the Cooperation Agreement is incorporated herein by reference.”

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024

POLITAN CAPITAL MANAGEMENT LP

By:	Politan Capital Management GP LLC, its general partner

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

POLITAN CAPITAL MANAGEMENT GP LLC

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

POLITAN CAPITAL PARTNERS GP LLC

By:	/s/ Quentin Koffey
Name: Quentin Koffey
Title: Managing Member

QUENTIN KOFFEY

By:	/s/ Quentin Koffey
Name: Quentin Koffey

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital Partners GP LLC, and Quentin Koffey*

Exhibit 99.2	Trading Data*

Exhibit 99.3	Trading Data*

Exhibit 99.4	Cooperation Agreement, by and among the Issuer and Politan Capital Management LP, Politan Capital Management GP LLC, Politan Capital NY LLC, and Politan Capital Partners GP LLC, dated as of November 1, 2024 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 4, 2024).

*Previously filed.